

Mail Stop 4720

April 6, 2017

Mr. Alan Jacobs
Senior Vice President and Chief Operating Officer
Worthy Peer Capital, Inc.
4400 North Federal Highway
Suite 210-37
Boca Raton, FL 33431

  Re: Worthy Peer Capital, Inc.
    Draft Offering Statement on Form 1-A
    Submitted March 13, 2017
    CIK No. 0001699834

Dear Mr. Jacobs:

   We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide a detailed analysis of why your company does not meet the definition of investment company under sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940. With respect to section 3(a)(1)(C) of the 1940 Act, your response should provide a detailed analysis of your anticipated composition of assets and how you intend to value those assets for purposes of the 40% test in section 3(a)(1)(C) of the 1940 Act. We note that you disclose on page 3 of the Offering Circular and elsewhere that you "intend to use the proceeds from this offering to fund loans…" and imply that Worthy Peer Capital, Inc.'s assets will consist of assets that may be considered investment securities as defined by section 3(a)(2) of the 1940 Act.

Form 1-A, Part I, Item 4

2.   Please revise the "Number of securities offered" to 2,500,000 and revise the "Price per security" to indicate $10.00 as is disclosed in the Offering Circular.

Preliminary Offering Circular Cover Page

3.   Please add a cross-reference to the section where the disclosure required by Item 14 of Part II of Form 1-A is provided. Please refer to Item 1(d) of Part II of Form 1-A for guidance.

4.   Please revise your tabular disclosure to disclose the total number of securities issued, the price per share and total amount of proceeds to be issued pursuant to this offering. In addition, please add the closing date of the offering, if any, as well as any minimum purchase amounts and whether the funds received will be placed in escrow. Finally, please add a note to the table disclosing that all offering expenses to be borne by the issuer. Please refer to Item 1(e) of Part II of Form 1-A for guidance.

5.   Please revise to delete the current preliminary offering legend at the top of the cover page and use instead the Preliminary Offering disclosure now located immediately above the Table on the cover page. In addition, the disclosures under "Important Information to Investors on page I should be moved to the cover page.

Offering Circular Summary

Business Overview, page 1

6.   Please disclose that your auditor has raised substantial doubt about the Company's ability to continue as a going concern. In addition, please add a risk factor discussing the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Worthy Peer Capital Website, page 1

7.   You disclose on page 1 and elsewhere that "[i]n connection with the sale of the Worthy Notes and the proceeds thereof, we may utilize the services of a registered investment advisor, including Peerbackers Advisory LLC, a wholly owned subsidiary of WFI." Please supplementally explain the nature, purpose, and extent of Worthy Peer Capital, Inc.'s relationship, or anticipated relationship, with any investment advisor including the terms of any compensation arrangements between the entities and/or their employees.

Our Company, page 2

8.   Please revise to disclose the amount of assets and equity for the company and its parent at December 31, 2016 as well as any revenues earned during 2016. In addition, provide the name of the parent company and similar information.

Risk Factors

Competition for employees is intense,…[.], page 4

9.   Please revise to disclose that you have zero full time employees.

Use of Proceeds, page 9

10.   Please revise to explain (i) the use to which you intend to put the remaining 3% of unallocated net proceeds generated by this offering and (ii) whether you intend to use any of the proceeds to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. In addition, disclose how the proceeds will be invested prior to their being lent or otherwise used.

Business

Background, page 10

11.   Please revise the first sentence in the third paragraph to clarify that the millennial demographic cohort, which you term a "targeted community," presents an aspirational opportunity out of which you seek to recruit members and not as an already recruited pool of 74,000,000 members. In addition, provide a citation for the number used or indicate it is management's belief.

Our Business, page 11

12.   We note your disclosure regarding the business model upon which you seek to generate revenue. Please expand and/or revise your disclosure to clarify:
   •   the different types of loans you may make with the proceeds of this offering;
   •   the fee structure established with Worth Financial, Inc. pursuant to which they will share referral fees with you; and
   •   the nature of the fees you seek to earn from the loans you make to peer-to-peer lenders

Portfolio Information, page 11

13.   Please revise to provide greater disclosure about the Peer Portfolio, including the types and expected amounts of fees you will generate from your ancillary services by agreement with Worthy Financial, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 12
Liquidity and Capital Resources, page 12

14.   Please revise to explain your disclosure indicating that "funding has been provided by our parent," that you expect "additional funding will be provided by our parent;" and "it is the intention of [Worthy Financial Inc.] to raise funding for [your] working capital." In addition, please explain whether the funding to which you refer is made pursuant to an agreement and, if so, either attach it to this filing pursuant to Item 17(6) of Part III of Form 1-A or provide us your analysis as to why you believe you need not do so.

Plan of Operations, page 12

15.   We note that you have not yet received revenue from operations since your inception prior to the filing of this offering statement. Please revise your disclosure to include your plan of operation for the 12 months following the commencement of the proposed offering. Please refer to Item 9(c) of Part II of Form 1-A for guidance.

Compensation of Directors and Executive Officers, page 14

16.   Please briefly describe any proposed compensation to be made to your executives and directors. Please refer to Item 11(d) of Part II of Form 1-A for guidance.

Security Ownership of Management and Certain Security Holders, page 15

17.   Please revise the tabular disclosure to clearly list the interest each executive officer, and any other security holder owning at least 10% of any class of your voting securities, holds in the company. For example, we note on page 3 of the offering circular that you disclose that you are wholly-owned by Worthy Financial, Inc. However, your tabular disclosure here indicates that the Randolph A. and Jeanette Pohlman Living Trust owns 10.20% of the company. Further, we note that the ownership percentages of the three executive officers as presented equals 908,750 shares whereas your disclosure in the penultimate row indicates that this ownership equals 848,750 shares. In addition, please explain the relationship between your company and the Randolph A. and Jeanette Pohlman Living Trust. Please refer to Item 12 of Part II of Form 1-A for guidance.

The Worthy Peer Capital Website, page 16

18.   Noting that transfer of the notes is prohibited without the company's consent, add a risk factor to this effect and describe here the process to transfer and the method the company will use to determine if transfer is allowed.

19.   Please revise to delete the term "among other things" and include all material terms and conditions.

Securities Being Offered, page 18

20.   Please revise to include the terms under "Callable" include the price(s) to be paid. In addition, add disclosure on redemption to disclose how notes will be redeemed at maturity and how notice will be made. Also discuss if rollovers will be allowed and how notice and terms will be provided. Finally, include disclosure required by Item 14(b)(2) of Form 1-A.

Legal Matters, page 20

21.   We note on page 20 of the offering circular that your legal counsel, The Pearlman Law Group LLP, indirectly owns 25,000 shares of your stock. Please add a section to your offering circular entitled "Interest of Management and Others in Certain Transactions" and briefly describe the basis of this ownership as well as the monetary value of their shareholdings. Please refer to Item 13(b) of Part II of Form 1-A for guidance.

Part III – Exhibits

22.   Please file a form of the subscription agreement that you intend to use for your offering. In this regard, we note your disclosure in the third bullet under the "Establishing an Account" heading on page 16. Please refer to Item 17 of Part III of Form 1-A for guidance.

23.   Please file an exhibit to include a description of the rights of holders of the notes and testing the waters materials. Please refer to Part III, Item 17, sections 3 and 13 of Form 1-A for guidance.

      You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, SACA, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Charles B. Pearlman, Esq.